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                          February 5, 2021

       William Kerby
       Chief Executive Officer and Chairman
       Monaker Group, Inc.
       2893 Executive Park Drive, Suite 201
       Weston, Florida 33331

                                                        Re: Monaker Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2021
                                                            File No. 333-252580

       Dear Mr. Kerby:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Barberena-Meissner at 202-551-6548 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              John S. Gillies, Esq.